SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO.___)


                           Republic Group Incorporated
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)



                                    760473108
                                 (CUSIP Number)


                                 Douglas H. Wolf
                 Premier Construction Products Acquisition Corp.
                         220 Jackson Street, Suite 2000
                         San Francisco, California 94111
                                 (415) 986-5511

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                  David C. Buck
                             Andrews & Kurth L.L.P.
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200

                                 August 11, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   760473108                                            Page 2 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Statutory Trust (the "Trust")

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        a /x/
                                                                   b /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)              /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON
          OO- statutory trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                       Page 3 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Acquisition Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    /x/
                                                                (b)    /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                        /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/

13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                     Page 4 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   /x/
                                                                (b)   /_/

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                      /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7       SOLE VOTING POWER
            SHARES                      -0-
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                     3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10      SHARED DISPOSITIVE POWER
             WITH                       3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                Page 5 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Premier Construction Products Acquisition, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   /x/
                                                                  (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                       /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

         OO - limited liability company
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                      Page 6 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) D.H. Wolf Baseline Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     /x/
                                                                  (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                         /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/


13        PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
          27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          OO - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                      Page 7 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) R.G. Buckingham Baseline Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)     /x/
                                                                 (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                        /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11)
         27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          OO - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                    Page 8 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Richard Idell

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   /x/
                                                                    (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                          /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (See Items 4 and 5.) (a)

14        TYPE OF REPORTING PERSON

          IN - trustee
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

CUSIP No.          760473108                                    Page 9 of 15



1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          David S. Brown

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     /x/
                                                                   (b)     /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                          /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                      3,236,646 (See Items 4 and 5.) (a)
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                     -0-
            PERSON              10       SHARED DISPOSITIVE POWER
             WITH                        3,236,646 (See Items 4 and 5.) (a)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,236,646 (See Items 4 and 5.) (a)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /_/

13       PERCENT OF CLASS  REPRESENTED BY AMOUNT IN ROW (11
         27.3% (See Items 4 and 5.) (a)

14       TYPE OF REPORTING PERSON

         IN - trust
--------------------------------------------------------------------------------
(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           REPUBLIC GROUP INCORPORATED

ITEM 1:  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Republic Group Incorporated, a Delaware corporation ("Republic"). The principal executive offices of Republic are located at 811 East 30th Avenue, P.O. Box 1307, Hutchison, Kansas 67502-4341.

         As more fully described in Item 4 below, on August 11, 2000, the Trust and Acquisition Sub (as defined in Item 2) entered into Stockholder Agreements (the "Stockholder Agreements") with various officers, directors and other principal stockholders of Republic (the "Stockholders") with respect to an aggregate of 3,236,646 shares of Common Stock over which the Stockholders currently have voting power. This number does not include additional shares of Common Stock that the Stockholders may acquire at their sole discretion at any time during the term of the Stockholder Agreements, including without limitation through the exercise of stock options exercisable for shares of Common Stock within 60 days, which the Stockholders are deemed to beneficially own pursuant to Rule 13d- 3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Stockholders described below and not the Reporting Persons will retain control over the exercise of such options.

ITEM 2:  IDENTITY AND BACKGROUND

         (a)-(c); (f) This Statement is being filed by Premier Construction Products Statutory Trust, a statutory trust formed under the laws of Connecticut (the "Trust"), Premier Construction Products Acquisition Corp., a Delaware corporation ("Acquisition Sub"), Premier Construction Products, Inc., a Delaware corporation ("PCPI"), Premier Construction Acquisition, L.L.C., a Delaware limited liability company ("PCL"), The D. H. Wolf Baseline Trust, a California trust, Richard Idell, its trustee, The R.G. Buckingham Baseline Trust, a New York trust, and David S. Brown, its trustee (collectively, the "Reporting Persons"). The information required to be filed in response to paragraph (b) of
Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         1. Acquisition Sub is a direct wholly-owned subsidiary of the Trust, formed for the purpose of effecting the acquisition of Republic.

         2. The Trust was formed pursuant to a Trust Agreement, dated as of August 7, 2000, between First Union National Bank, a national banking association, as Trustee (the "Trustee") and PCPI, as trustor and sole beneficiary. First Union National Bank is a diversified banking institution and its principal office with respect to the Trust is located at 10 State House Square, Hartford, Connecticut 06103-3698. The Trust is a vehicle for the acquisition of Republic by affiliates of Integrated Capital Associates, Inc. ("ICA"). ICA is an investment banking firm, based in San Francisco and New York, specializing in mergers and acquisitions.

         3. PCPI is wholly owned by PCL.

         4. The members of PCL are The D.H. Wolf Baseline Trust and The R.G. Buckingham Baseline Trust, both of which hold a 50% member interest.

         5. The trustee of the D. H. Wolf Baseline Trust is Richard Idell, and the trustee of the R. G. Buckingham Baseline Trust is David S. Brown.

         The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and, executive officers of the Reporting Persons is set forth in Annexes A and B hereto, which are incorporated herein by reference. The citizenship of each person listed in Annexes A and B is indicated thereon.

         (d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Annexes A or B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 is set forth on Schedule I and Annexes A - B.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A. No funds have been paid as of the date of this filing in connection with the Stockholders' Agreements. The Stockholders' Agreements have been entered into as consideration and an inducement for the Trust and Acquisition Sub entering into the Merger Agreement.

ITEM 4:  PURPOSE OF TRANSACTION

         (a)-(c) On August 11, 2000, Republic, the Trust and Acquisition Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is included as an exhibit hereto and incorporated herein by reference. The Merger Agreement provides, among other things, for the merger (the "Merger") of Acquisition Sub with and into Republic with Republic being the corporation surviving the Merger. Pursuant to the terms of the Merger Agreement, holders of outstanding Common Stock will receive $19.00 per share in cash in exchange for their shares of Common Stock.

         As a condition and inducement to the Trust's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, the Trust and Acquisition Sub entered into Stockholder Agreements with each of the Stockholders, a form of which is included as an exhibit hereto and incorporated herein by reference. Pursuant to the Stockholder Agreements, the Stockholders have agreed to vote in favor of the approval and adoption of the Merger Agreement and the Merger or, if applicable, to give consents with respect to (i) all shares of Republic voting stock currently held by them and (ii) any shares of Republic voting stock subsequently acquired by them, including through the exercise of stock options. In addition, the Stockholders have agreed not to dispose of any shares of Common Stock (subject to certain exceptions). The Stockholder Agreements will terminate on the earlier of : (1) the effective time of the Merger or (2) the date upon which the Merger Agreement is terminated. A list of shares currently owned directly by the Stockholders and covered by the Stockholder Agreements, together with information about other shares beneficially owned by such persons, is attached hereto as Schedule II.

         The Merger Agreement provides for a liquidated damages payment of $12 million by the Trust if it fails to complete its financing arrangements and close the Merger and in certain other situations. The Trust's obligations under the liquidated damages provision are backed by a letter of credit in the amount of $12 million. The Merger Agreement also provides for Republic to pay a break-up fee of $10 million if the Merger Agreement is terminated in connection with another third-party acquisition proposal and in certain other circumstances.

         (d) Pursuant to the terms of the Merger Agreement, the directors of Acquisition Sub immediately prior to the effective time of the Merger shall be the directors of Republic (as the surviving corporation) upon consummation of the Merger. In addition, the Merger Agreement provides that each member of the board of directors of Republic shall tender his resignation to be effective immediately upon such consummation.

         (e)-(f) Shortly after consummation of the Merger, the Reporting Persons have been informed that Republic expects to make an offer under the terms of its existing indenture for its outstanding senior subordinated notes due 2008 to purchase such notes at a price equal to 101% of principal amount, plus interest. The Merger Agreement contains restrictions on its declaring, setting aside or paying any dividend or distribution on any capital stock.

         (g) Upon consummation of the Merger, the certificate of incorporation of Acquisition Sub shall be the certificate of incorporation of Republic (as the surviving corporation), except that the name of the surviving corporation shall be Republic Group Incorporated and the terms of Republic's present certificate of incorporation regarding indemnification shall replace any provision in the certificate of incorporation of Acquisition Sub with respect to indemnification of directors or officers (or former directors or officers).

         Upon consummation of the Merger, the bylaws of Acquisition Sub shall be the bylaws of Republic (as the surviving corporation), except that the terms of Republic's present bylaws regarding indemnification shall replace any provision in the bylaws of Acquisition Sub with respect to indemnification of directors or officers (or former directors or officers).

         Pursuant to the Merger Agreement, Republic will amend its Rights Agreement so that such agreement will permit the execution, delivery and consummation of the Merger Agreement and the Stockholder Agreements and will terminate at the effectiveness of the Merger.

         (h) Upon consummation of the Merger it is anticipated that the Common Stock of Republic will be delisted from the New York Stock Exchange, Inc. and that such Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

         The Merger is subject to the satisfaction of certain conditions, including receipt of Republic stockholder and regulatory approvals, as set forth in the Merger Agreement. The Merger Agreement also contains certain customary restrictions on the conduct of the business of Republic pending the Merger. The descriptions of the Merger Agreement and the Stockholder Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to (or incorporated by reference into) this Report and which are incorporated by reference in this description.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) The Reporting Persons may, as a result of the Stockholder Agreements, be deemed to share beneficial ownership of the 3,236,646 shares of Common Stock that are held by the Stockholders and any other shares of Common Stock that the Stockholders may acquire during the term of the Stockholder Agreement, including shares of Common Stock that are subject to stock options exercisable within 60 days held by such parties (together, the "Beneficially
Owned Shares"). Because the exercise of such options is controlled by the Stockholders and not the Reporting Persons, these shares are not included in the number of Beneficially Owned Shares in this report. However, information with respect to beneficial ownership of Common Stock by each of the Stockholders is included on Schedule II attached hereto. Based on the 3,236,646 Beneficially Owned Shares, the Reporting Persons may, as a result of the Stockholder Agreements, be deemed to beneficially own approximately 27.3% of the outstanding Common Stock (based on the 11,846,837 shares of Common Stock outstanding on August 11, 2000, as represented by Republic in the Merger Agreement). The Stockholders and the Reporting Persons may be deemed to have shared power to vote or to direct the vote with respect to the Beneficially Owned Shares. The Stockholder Agreements also provide that, subject to certain exceptions, the Stockholders may not dispose of the Beneficially Owned Shares and, as a result, the Stockholders and the Reporting Persons may be deemed to have shared power to dispose or direct the disposition of the Beneficially Owned Shares.

         Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Annexes A or B hereto beneficially owns any shares of Common Stock.

         (c) Except for entering into the agreements described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Annexes A or B hereto, has effected any transaction in shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as provided in the Merger Agreement and the Stockholder Agreements or as set forth in this Statement, none of the Reporting Persons, nor any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Republic, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of August 11, 2000, among the Trust, Acquisition Sub and Republic. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated August 21, 2000 of Republic, SEC File Number 1-7210).

Exhibit 2 Form of Stockholder Agreement, dated as of August 11, 2000, by and among the Trust, Acquisition Sub and each of the stockholders listed on Schedule II. (Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K dated August 21, 2000 of Republic, SEC File Number 1-7210).

Exhibit 3         Joint Filing Agreement.

                                                      SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



Dated August 21, 2000            PREMIER CONSTRUCTION PRODUCTS STATUTORY
                                 TRUST

                                 By: First Union National Bank, not in its individual capacity but solely as Trustee


                                          By:  /s/ W. Jeffrey Kramer
                                              ---------------------------------
                                          Name:    W. Jeffrey Kramer
                                          Title:   Vice President



                                 PREMIER CONSTRUCTION PRODUCTS
                                 ACQUISITION CORP.



                                           By:  /s/ Douglas H. Wolf
                                               --------------------------------
                                           Name:    Douglas H. Wolf
                                           Title:   President


                                 PREMIER CONSTRUCTION PRODUCTS, INC.


                                            By:  /s/ Douglas H. Wolf
                                                -------------------------------
                                            Name:    Douglas H. Wolf
                                            Title:   Chief Executive Officer
                                                     and Secretary


                                 PREMIER CONSTRUCTION ACQUISITION, L.L.C.

                                 By:   The D.H. Wolf Baseline Trust, as Member


                                           By:   /s/ Richard Idell
                                                -------------------------------
                                           Name:    Richard Idell
                                           Title:   Trustee

                                 By: The R. G. Buckingham Baseline Trust, as Member


                                            By:  /s/ David S. Brown
                                                -------------------------------
                                            Name:    David S. Brown
                                            Title:   Trustee


                                 THE D.H. WOLF BASELINE TRUST


                                              By:  /s/ Richard Idell
                                                  -----------------------------
                                              Name:    Richard Idell
                                              Title:   Trustee


                                 RICHARD IDELL



                                  /s/ Richard Idell
                                  ---------------------------------------------


                                 THE R.G. BUCKINGHAM BASELINE TRUST


                                               By:  /s/ David S. Brown
                                                  -----------------------------
                                               Name:    David S. Brown
                                               Title:   Trustee


                                 DAVID S. BROWN



                                 /s/ David S. Brown
                                 ----------------------------------------------




                        [SIGNATURE PAGE TO SCHEDULE 13D]

                                   SCHEDULE I




                        Name                            State of Formation                Business Address
                        ----                            ------------------                ----------------


Premier Construction Products Acquisition Corp.              Delaware          220 Jackson Street, Suite 2000
                                                                               San Francisco, California 94111
Premier Construction Products Statutory Trust               Connecticut        c/o First Union National Bank,
                                                                                    as trustee
                                                                               10 State House Square
                                                                               Hartford, CT 06103
Premier Construction Products, Inc.                          Delaware          220 Jackson Street, Suite 2000
                                                                               San Francisco, California  94111
Premier Construction Acquisition, L.L.C.                     Delaware          220 Jackson Street, Suite 2000
                                                                               San Francisco, California  94111
The D.H. Wolf Baseline Trust                                 Delaware          c/o Richard Idell, as trustee
                                                                               530 Bush Street
                                                                               San Francisco, California 94108
The R.G. Buckingham Baseline Trust                           Delaware          c/o David S. Brown, as trustee
                                                                               625 Madison Avenue
                                                                               New York, NY 10022


                                   SCHEDULE II
                               SHARES BENEFICIALLY
                            OWNED BY THE STOCKHOLDERS

         The information provided below is based on representations made by the persons named below in the Stockholder Agreements, together with separate information subsequently provided to the Reporting Persons by or on behalf of such Stockholders.

Person                                                    Shares Outstanding     Options           Percentage
------                                                    ------------------     -------           ----------

James M. Britz                                                  5,451            (1)               *
Todd T. Brown                                                  29,840            (2)               *
Geary D. Cribbs                                                38,636            (3)               *
Michael W. Dirks                                                1,440.38         (4)               *
Susan G. Hall                                                  25,946            (5)               *
Lon D. Lewis                                                    5,024.41         (6)               *
James A. Nelson                                                   803            (7)               *
Doyle R. Ramsey                                                25,962            (8)               *
Janey L. Rife                                                  10,136            (9)               *
David Simpson                                                 135,318            (10)              1.1%
Phil Simpson                                                2,218,689            (11)             18.9%
Gerald L. Ray                                                 297,240            (12)              2.6%
L.L. Wallace                                                   18,994            (13)              *
Robert F. Sexton                                                1,100            (14)              *
Talbot Rain                                                     1,155            (15)              *
Bert A. Nelson                                                 14,132            (16)              *
Catherine S. Grindinger                                       109,790                              *
Dennis J. Grindinger                                           11,000                              *
Lorraine H. Simpson                                            66,990                              *
Marimon Simpson                                               218,000                              1.8%
Susan Pedrick Simpson                                           1,000                              *
                                                          -----------
TOTAL NUMBER OF SHARES                                      3,236,646.79

* Less than 1%.

Notes to Schedule II table:

(1) 13,025 options exercisable at 10/10/2000. Shares outstanding include 1,829 shares under Republic's Employee Stock Ownership Plan (the "ESOP").

(2) 11,925 options exercisable at 10/10/2000. Shares outstanding include 16,141 shares under the ESOP.

(3) 13,175 options exercisable at 10/10/2000. Shares outstanding include 21,430 shares under the ESOP.

(4) 1,800 options exercisable at 10/10/2000. Shares outstanding include 1,031 shares under the ESOP.

(5) 12,687 options exercisable at 10/10/2000. Shares outstanding include 17,401 shares under the ESOP. Of these shares, 1,862 options and 5499 ESOP shares are owned by her spouse.

(6) 8,525 options exercisable at 10/10/2000. Shares outstanding include 1,180 shares under the ESOP.

(7)  1,500 options exercisable at 10/10/2000.

(8) 23,225 options exercisable at 10/10/2000. Shares outstanding include 10,300 shares under the ESOP.

(9) 11,700 options exercisable at 10/10/2000. Shares outstanding include 5,473 shares under the ESOP.

(10) 875 options exercisable at 10/10/2000. Shares outstanding include 318 shares under the ESOP.

(11) 23,000 options exercisable at 10/10/2000. Shares outstanding include 91,975 shares under the ESOP. Shares indicated as outstanding above do not include shares owned by Mr. Simpson's wife, whose shares are listed separately and are subject to a separate Stockholder Agreement.

(12) 11,000 options exercisable at 10/10/2000.

(13) 11,000 options exercisable at 10/10/2000.

(14) 22,550 options exercisable at 10/10/2000.

(15) 11,000 options exercisable at 10/10/2000.

(16) 11,000 options exercisable at 10/10/2000.

      The Reporting Persons have been informed by the Stockholders that all persons set forth in the foregoing table have shared voting and dispositive power over the shares shown as beneficially owned by them, except: (i) none of such persons has voting or dispositive power with respect to shares subject to stock options that are deemed beneficially owned by them, (ii) such persons have shared voting power, but no dispositive power, with respect to shares held in the ESOP, and (iii) as otherwise indicated.

                                     ANNEX A
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                 PREMIER CONSTRUCTION PRODUCTS ACQUISITION CORP.




                                           Position with Premier                       Present Principal
   Name and Address (1)(2)(3)     Construction Products Acquisition Corp.           Occupation or Employment
   --------------------------     ---------------------------------------           ------------------------

Douglas H. Wolf                  President and Director                     Officer and Director, Integrated Capital
                                                                            Associates, Inc.
Richard G. Buckingham            Secretary, Treasurer, Vice President and   Officer and Director, Integrated Capital
                                 Director                                   Associates of New York, Inc.



Douglas H. Wolf is a United States citizen. Richard G. Buckingham is a Canadian citizen. The principal business address of Douglas H. Wolf is 220 Jackson Street, Suite 2000, San Francisco, California 94111 and of Richard G.
Buckingham is 101 East 52nd Street, 33rd Floor, New York, New York 10022.


(1) During the last five years, none of the named directors and executive officers of Premier Construction Products Acquisition Corp. has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of Premier Construction Products Acquisition Corp. has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

                                     ANNEX B
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       PREMIER CONSTRUCTION PRODUCTS, INC.



                                              Position with                            Present Principal
    Name and Address (1)(2)             Premier Construction, Inc.                 Occupation or Employment
    -----------------------             --------------------------                 ------------------------


Douglas H. Wolf                  Chief Executive Officer, Treasurer and   Officer and Director, Integrated Capital
                                 Director                                 Associates, Inc.
Richard G. Buckingham            President and Assistant Treasurer and    Officer and Director, Integrated Capital
                                 Director                                 Associates of New York, Inc., 101 East
                                                                          52nd Street, New York, New York 10022
Howard Teig                      Chief Financial Officer                  Officer, Integrated Capital Associates of
                                                                          New York, Inc., 101 East 52nd Street,
                                                                          New York, New York 10022


Douglas H. Wolf and Howard Teig are United States citizens. Richard G. Buckingham is a Canadian citizen. Unless noted above, the principal business address of each such person is 220 Jackson Street, Suite 2000, San Francisco, California 94111.

(1) During the last five years, none of the named directors and executive officers of Premier Construction Products, Inc. has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of Premier Construction Products, Inc. has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

                                  EXHIBIT INDEX


 Exhibit Number                               Description
 --------------                               -----------

        1                   Agreement and Plan of Merger, dated as of
                            August   11,   2000,   among  the  Trust,
                            Acquisition     Sub     and     Republic.
                            (Incorporated by reference to Exhibit 2.1
                            to the  Current  Report on Form 8-K dated
                            August 21,  2000 of  Republic,  SEC File
                            Number 1-7210).
        2                   Form of Stockholder Agreement, dated as of
                            August 11, 2000, by and among the Trust,
                            Acquisition Sub and each of the stockholders
                            listed on Schedule II.  (Incorporated by reference
                            to Exhibit 99.3 to the Current Report on Form 8-K
                            dated August 21, 2000 of Republic, SEC File Number
                            1-7210).
        3                   Joint Filing Agreement.



                             Exhibit Index - Page 1

                                                                  EXHIBIT 3

                             JOINT FILING AGREEMENT

         Each of the undersigned hereby agrees that the Schedule 13D dated August 11, 2000, and any amendments thereto, may be filed as a joint filing on behalf of such person and the other Reporting Persons named therein and that this Agreement may be filed as an Exhibit to such Schedule 13D.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated August 21, 2000          PREMIER CONSTRUCTION PRODUCTS STATUTORY TRUST


                               By:    First Union National Bank, not in its
                                      individual capacity but solely as Trustee


                                       By:
                                             ---------------------------------
                                       Name:    W. Jeffrey Kramer
                                       Title:   Vice President



                               PREMIER CONSTRUCTION PRODUCTS
                               ACQUISITION CORP.


                               By:
                                    ------------------------------------------
                               Name:    Douglas H. Wolf
                               Title:   President


                               PREMIER CONSTRUCTION PRODUCTS, INC.


                               By:
                                    ------------------------------------------
                               Name:    Douglas H. Wolf
                               Title:   Chief Executive Officer and Secretary


                               PREMIER CONSTRUCTION ACQUISITION, L.L.C.

                               By:      The D.H. Wolf Baseline Trust, as Member


                                        By:
                                             ---------------------------------
                                        Name:    Richard Idell
                                        Title:   Trustee



                               Exhibit 3 - Page 1

                               By:      The R. G. Buckingham Baseline Trust,
                                        as Member


                                        By:
                                             --------------------------------
                                        Name:    David S. Brown
                                        Title:   Trustee


                               THE D.H. WOLF BASELINE TRUST


                                         By:
                                             ---------------------------------
                                         Name:    Richard Idell
                                         Title:   Trustee


                               RICHARD IDELL



                               ------------------------------------------------


                               THE R.G. BUCKINGHAM BASELINE TRUST


                                          By:
                                             ---------------------------------
                                          Name:    David S. Brown
                                          Title:   Trustee


                               DAVID S. BROWN



                               -----------------------------------------------






                               Exhibit 3 - Page 2